FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE July 11, 2011

ITEM 3.	NEWS RELEASE

A news release was disseminated on July 11, 2011 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group announced that Timothy Marlow has joined the Board of Directors of the Company. The Nomination Committee of the Board of Directors completed a process including a professional search with the objective of adding depth and operating mining experience to the Board of Directors.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE:AMEX) (“Platinum Group” or the “Company”) announces that Timothy Marlow has joined the Board of Directors of the Company. The Nomination Committee of the Board of Directors completed a process including a professional search with the objective of adding depth and operating mining experience to the Board of Directors.

President and CEO, R. Michael Jones, P.Eng, said, “We are very pleased that Mr. Timothy Marlow has accepted our offer to join the Board as an independent director. He has more than 30 years of mining engineering and mine operating experience in North America, South America, Africa and Asia. He has held roles ranging from project engineer, services and maintenance superintendent, and general manager to Vice President of Operational Excellence for a multi mine group. He adds senior mine operational experience to our Board and I am looking forward to working with him as a Board member.”

Timothy Marlow is a graduate of the Camborne School of Mines and is registered as a C.Eng, Registered Charter Engineer in the UK. His mining and project experience spans the world and he has specific African experience in Ghana and Zambia. He is a member of the Institute of Mining and Metallurgy UK and a Qualified Person as defined by NI-43-101 for mining.

Platinum Group Metals is in progress at the WBJV Project 1 with a $ 100 million investment for underground access, as part of a planned $ 443 million, 275,000 ounce per year platinum mine in South Africa. The project is being managed by an owner’s team and under an EPCM contract with DRA of South Africa. The Project on the ground is advancing safely according to plan. Project finance discussions with a large number of banks are advancing and a formal mining right application has been properly filed with the Department of Mineral Resources of South Africa. Platinum Group Metals is a 74% owner of WBJV Project 1 and Wesizwe Platinum holds 26%.

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About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group Metals Ltd. holds mineral property interests both in Canada and South Africa. The Company has increased its ownership of platinum resources and reserves supported by senior institutional shareholders and investment banks over its 10 year history and Platinum Group is listed as PLG on the NYSE AMEX and PTM on the TSX in Toronto.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102 N/A

ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

July 11, 2011

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